AH 3/5/2002

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02003055

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53371

RECEIVED FEB 27 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
H & L Equities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1175 Peachtree Street, NE, 100 Colony Square, Suite 830
(No. and Street)
Atlanta, GA 30361-6204
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Phyllis Langley 404-892-3300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Robert S. Blad, CPA (Robert S. Blad, P.C.)
(Name — *if individual, state last, first, middle name*)
1832 Independence Square, Suite A, Dunwoody, GA 30338
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SO 3/28/02

OATH OR AFFIRMATION

I, Phyllis Langley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H & L Equities, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Phyllis J. Langley
Signature

Financial & Operations Principal
Title

Danielle L. Rainge
Notary Public

Notary Public, DeKalb County, Georgia
My Commission Expires February 23, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) An Independent Auditor's Report on the Internal Control Structure required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H & L EQUITIES, LLC

TABLE OF CONTENTS

Robert S.
Blad, P.C.

Certified Public Accountant

Member of:
American Institute of Certified Public Accountants
Georgia Society of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Members of
H & L Equities, LLC
Atlanta, Georgia

I have audited the accompanying statement of financial condition of H & L Equities, LLC as of December 31, 2001, and the related statements of operations and changes in members' equity and cash flows for the period of inception through December 31, 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H & L Equities, LLC as of December 31, 2001, and the results of its operations and cash flows for the period of inception through December 31, 2001, in conformity with generally accepted accounting principles in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules 1,2,3 and 4 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in my opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Robert S Blad, P.C.

January 24, 2002
Dunwoody, Georgia

1832 INDEPENDENCE SQUARE • SUITE A • DUNWOODY, GA 30338 • (770) 512-7600 FAX (770) 512-0507

H & L EQUITIES, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001

ASSETS

CURRENT:	
Cash	$ 16,702
Commissions receivable (Note 2)	43,670
	$ 60,372

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:	
Commissions payable (Note 2)	$ 27,887
MEMBERS' EQUITY	32,485
	$ 60,372

See accompanying notes to financial statements

H & L EQUITIES, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY

PERIOD OF INCEPTION THROUGH DECEMBER 31, 2001

REVENUES:	
Commissions (Note 2)	$ 43,670
EXPENSES:	
Commissions	27,887
Overhead (Note 3)	153
Professional fee	279
Licenses and registration fee	7,285
Insurance	315
Other	266
TOTAL EXPENSES	36,185
NET INCOME	7,485
MEMBERS' CONTRIBUTION	25,000
MEMBERS' EQUITY AT DECEMBER 31, 2001	$ 32,485

See accompanying notes to financial statements

H & L EQUITIES, LLC

STATEMENT OF CASH FLOWS

PERIOD OF INCEPTION THROUGH DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 7,485
Adjustments to reconcile net income to net cash flows from operating activities:	
Changes in assets and liabilities:	
Commissions receivable	(43,670)
Commissions payable	27,887
Net cash flows from operating activities	(8,298)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Members'contribution	25,000
INCREASE IN CASH	16,702
CASH, end of year	$ 16,702

See accompanying notes to financial statements

H & L EQUITIES, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

ORGANIZATION

The Company, formed on May 30, 2001, operates as a broker-dealer in the private placements of securities. The Company is registered with the Securities and Exchange Commission ("SEC"); the National Association of Securities Dealers, Inc. ("NASD"); and the Georgia, Florida, Tennessee, North Carolina, Pennsylvania, Minnesota and Virginia Securities Commissions. Pursuant to this registration, the Company must maintain a minimum Net Capital, as defined by Rule 15c3-1 of the Securities Exchange Act of 1934, of $5,000 and is not authorized to hold securities or funds for customers.

INCOME TAXES

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the regulations of the Company.

REVENUE RECOGNITION

Commission income and the related expense are recorded when the security is sold.

STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. In 2001, the Company made no income tax or interest payments.

NOTE 2 - RELATED PARTY TRANSACTIONS

Commissions payable, at December 31, 2001, include $21,147 owed to one of the Company's members.

In 2001, overhead expense reflects amounts paid to an affiliate for the Company's share of overhead expenses in accordance with an expense sharing agreement.

Commissions income and receivable relates to commissions earned on offerings of various Real Estate Investment Trusts (REITS) administrated by an affiliate.

SCHEDULE 1

H & L EQUITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to rule 15c3-1 of the
Securities Exchange Act of 1934)

DECEMBER 31, 2001

Total members' equity from the balance sheet	$ 32,485
Less non-allowable assets: Commissions receivable	$ (15,783)
Net Capital	$ 16,702

SCHEDULE 2

H & L EQUITIES, LLC

RECONCILIATION OF NET CAPITAL COMPUTATION
(Pursuant to rule 17a-5(d)(4) of the
Securities Exchange Act of 1934)

DECEMBER 31, 2001

	Reported In Unaudited Part II A Focus Report	Difference	Reported In Audited Financial Statement
Total member's equity from the balance sheet	$ 32,485	$ -	$ 32,485
Less non allowable assets	(15,783)	-	(15,783)
Net Capital	$ 16,702	$ -	$ 16,702

H & L EQUITIES, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC NET CAPITAL REQUIREMENT
(Pursuant to rule 15c3-1 of the Securities Exchange Act of 1934)

DECEMBER 31, 2001

Aggregate Indebtedness	
Commissions payable, less $21,147 payable to a member	$ 6,740
Total Aggregate Indebtedness	$ 6,740
Total Aggregate Indebtedness to Net Capital	.40 to 1
Basic Net Capital Requirement	
Minimum Net Capital requirement	$ 5,000
Net Capital - SCHEDULE 1	16,702
Excess Net Capital	$ 11,702

SCHEDULE 4

H & L EQUITIES, LLC

STATEMENT OF EXEMPTION FROM COMPLIANCE
WITH RULE 15c3-3 AND STATEMENT OF
SUBORDINATED LIABILITIES

PERIOD OF INCEPTION THROUGH DECEMBER 31, 2001

STATEMENT OF EXEMPTION FROM COMPLIANCE WITH RULE 15c3-3

The Company is exempt from compliance with rule 15c3-3. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the period of inception through December 31, 2001.

STATEMENT OF SUBORDINATED LIABILITIES

The Company had no liabilities subordinated to the claims of general creditors as of December 31, 2001.

SCHEDULE 5

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Members of
H & L Equities, LLC
Atlanta, Georgia

In planning and performing my audit of the financial statements and supplemental schedules of H & L Equities, LLC, for the period of inception through December 31, 2001, I considered its internal control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I also made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives in rule 17a-5(g) in making periodic computations of Aggregate Indebtedness and Net Capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE
(CONTINUED)

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

However, I noted a certain matter, described in the following paragraph, involving the internal control and its operation that I consider to be a reportable condition under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to my attention relating to significant deficiencies in the design or operation of the internal control that, in my judgment, could adversely affect the organization's ability to record, process, summarize, and report financial data consistent with the assertions of the management in the financial statements.

There is an inherent, inadequate segregation of duties, due to the small nature of the Company.

A material weakness is a reportable condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are considered to be material weaknesses as defined above. However, the reportable condition described above is not believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objective.

SCHEDULE 5

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE
(CONCLUDED)

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Robert J Bead, P. C.

January 24, 2002
Dunwoody, Georgia

H & L EQUITIES, LLC

AUDITED FINANCIAL STATEMENTS

PERIOD OF INCEPTION THROUGH DECEMBER 31, 2001

Robert S. Blad, P.C.